FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is the English version of a news release issued in Germany by HSBC Trinkaus & Burkhardt AG, an 80.4% indirectly owned subsidiary of HSBC Holdings plc.

HSBC HOLDINGS PLC
INTERNAL GROUP OWNERSHIP TRANSFER

In line with HSBC's strategy, which includes simplifying the management of the Group, the legal ownership of HSBC Private Banking Holdings (Suisse) S.A., the principal holding company for the Group's Global Private Banking entities, has been transferred from HSBC Bank plc to HSBC Holdings plc.The ownership of HSBC Private Bank (UK) Limited, the Group's UK-based private banking subsidiary, remains with HSBC Bank plc.

The legal transfer, which completes today, will move a global operation from a European holding company to HSBC Holdings plc, the Group holding company, thereby simplifying governance requirements and administrative processes.

The transfer is further evidence of execution of the Group's strategy to simplify, restructure and grow its businesses. It will facilitate the ongoing implementation of a global operating model for Global Private Banking with better integration and coordination within the Group.

There will be no impact from the transfer on customers or employees.

Media enquiries to:

London
Patrick Humphris	+44 (0)20 7992 1631	patrick.humphris@hsbc.com
Zurich
Médard Schoenmaeckers	+41 58 705 33 55	media.relations@hsbcpb.com

Investor Relations enquiries to:

London
Guy Lewis	+44 (0)20 7992 1938	guylewis@hsbc.com
Robert Quinlan	+44 (0)20 7991 3643	robert.quinlan@hsbc.com
Hong Kong
Hugh Pye	+852 2822 4908	hugh.pye@hsbc.com

Notes to editors:

1. HSBC Private Bank
HSBC Private Bank is the marketing name for the private banking business conducted by the principal private banking subsidiaries of the HSBC Group worldwide. At 30 June 2012 total client assets were US$497bn. HSBC Private Bank provides services to high net worth individuals and their families throughout Europe, the Americas, the Asia-Pacific region, the Middle East and Africa. Private Banking and Wealth Management Services in and from the United States are offered through HSBC Private Bank Americas, a division of HSBC Bank USA, N.A., and HSBC Private Bank International in Miami.

2. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,900 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,721bn at 30 September 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                          By:

                                                                                   Name:   P A Stafford

                                                                                                   Title: Assistant Group Secretary

                                                                                        Date: 16 November 2012